Filed by Vista Outdoor Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Revelyst, Inc.

Commission File No.: 001-41793

Q&A

1.	Is the previously announced Vista Outdoor spin off no longer happening?

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On October 15, 2023, Vista Outdoor signed a definitive agreement to sell the Sporting Products segment to Czechoslovak Group (CSG), a privately held, strategic buyer, for $1.91 billion, subject to customary purchase price adjustments. Upon close of the transaction, our ammunition brands will become part of CSG, which is a private, successful, and growing global business.

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Returning to private ownership is a positive development for the Sporting Products segment. The buyer will provide our ammunition brands (Federal, Remington, Speer, CCI and HEVI-Shot) with a strategic, long-term home that will make the brands less exposed to the continued pressures of the public capital markets.

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This sale is aligned with our previously announced plan to separate Vista Outdoor into two separate companies. The sale of Sporting Products represents an important strategic step in creating value for both the Outdoor Products and Sporting Products segments.

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We rigorously evaluated the original path – which was a formal separation – but we ultimately decided that that the sale of Sporting Products is the best path to maximize value for our stockholders while better positioning Sporting Products and Outdoor Products for future success.

2.	Why is Sporting Products being sold versus continuing as a standalone publicly traded company like previously announced? What changed that decision?

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We rigorously evaluated the original path – which was a formal separation – but we ultimately decided that that the sale of Sporting Products is the best path to maximize value for our stockholders while better positioning Sporting Products and Outdoor Products for future success.

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The sale is aligned with our previously announced plan to separate Vista Outdoor into two separate companies. The sale of Sporting Products represents an important strategic step in creating value for both the Outdoor Products and Sporting Products segments.

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Importantly, CSG is fully committed to Sporting Products’ iconic American brands, expanding its legacy of U.S. manufacturing, support for military and law enforcement customers, and investments in conservation and our hunting and shooting heritage.

3.	So when does the separation go into effect?

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Outdoor Products and Sporting Products will not formally separate until the transaction with CSG closes. The transaction with CSG is expected to close in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions.

•	Until then, Vista Outdoor will operate as one company.

•	We expect no immediate changes in your current day-to-day roles, responsibilities, benefits or reporting relationships as a result of this announcement.

4.	Can ammo employees begin working with their CSG counterparts?

•	No. Until the transaction closes, all Vista Outdoor employees are prohibited from discussing business operations or any other matter with CSG employees.

•	Any questions should be directed to the Vista Outdoor Legal and Investor Relations teams.

5.	Who is Czechoslovak Group? Where are they located? What other brands do they own, history of the company, company values / mission statement, leadership, etc.?

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Czechoslovak Group, or CSG, is a leading industrial technology holding company, operating within five strategic business segments, including defense, aerospace, ammunition, mobility and business projects.

•	CSG is headquartered in Prague in the Czech Republic.

•	CSG employs more than 10,000 people worldwide and it owns and manages a diverse portfolio of industrial and trade companies across the defense and civil sectors.

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Importantly, CSG is fully committed to Sporting Products’ iconic American brands, expanding its legacy of U.S. manufacturing, support for military and law enforcement customers, and investments in conservation and our hunting and shooting heritage.

6.	How does this announcement impact senior leadership across the company?

•	Jason Vanderbrink will remain CEO of Sporting Products.

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For Sporting Products, joining the leadership team are Al Kerfeld as CFO, Jeff Ehrich as General Counsel and Corporate Secretary, and, following closing, Mark Kowalski as Controller and Chief Accounting Officer.

•	Eric Nyman will remain CEO of Outdoor Products, recently rebranded as Revelyst.

•	For Outdoor Products, Andy Keegan, current vice president and interim CFO of Vista Outdoor, will join Revelyst as CFO following closing.

7.	Will The Kinetic Group keep its name post-sale, or will the name change again?

•	It’s still early days, and a lot of details still need to be determined. We are committed to being transparent regarding updates as we work towards close.

8.	If I was told I was going to work for The Kinetic Group, am I still going to be part of the ammo/sporting products team?

•	Yes.

9.	Where will the new corporate office for Sporting Products be located or will it still be in Anoka?

•	Upon closing, Sporting Products’ U.S. headquarters will remain in Anoka, Minnesota.

10.	Will any of our physical ammunition plants be relocated?

•	No, there won’t be changes to the locations of our physical ammunition plants as a result of the transaction.

11.	What does this mean for the Outdoor Products business?

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Upon completion of the sale of the Sporting Products business to CSG, Vista Outdoor’s Outdoor Products business will become Revelyst, an independent publicly traded company trading on the New York Stock Exchange under the ticker “GEAR.”

12.	Sporting Products supports U.S. military and law enforcement customers. Should we be concerned that it will be under foreign ownership?

•	No, Sporting Products produces American-made ammunition and will continue to do so.

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CSG has expressed that they are fully committed to our iconic American brands and expanding our legacy of U.S. manufacturing, support for military and law enforcement customers, and investments in conservation and our hunting and shooting heritage.

13.	What is the timeline of the sale and when is it expected to be completed?

•	We currently expect to close this transaction in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions.

Sporting Products Employees

14.	Will my role and responsibilities change? Will my job level and title change? Will there be a change to my work shift/schedule?

•	It’s still early stages of this transaction process, and there are still many details to be determined.

•	We expect no immediate changes in your current day-to-day roles, responsibilities, benefits or reporting relationships as a result of this announcement. In short – it is business as usual.

•	As we have more information to share, we will communicate with you as appropriate.

•	In the meantime, the best thing you can do is stay focused on providing our customers with superior service as we always have.

15.	What should I tell customers or suppliers who ask me about this?

•	Remind customer and suppliers, that it remains business as usual and there are no changes in how we work together.

•	Contracts with our valued suppliers and partners remain the same.

•	We are confident that CSG is a great home for our brands and we will continue to deliver innovative, quality products and customer service that our customers and suppliers expect from us.

Outdoor Products Employees

16.	What does this mean for Outdoor Products employees?

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Upon close of the sale of Sporting Products to CSG, the Outdoor Products business will become Revelyst, an independent publicly traded company trading on the New York Stock Exchange under the ticker “GEAR.”

•	Eric Nyman will continue as CEO of Outdoor Products, and Andy Keegan, currently vice president and interim CFO of Vista Outdoor, intends to join Revelyst as CFO following closing.

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We are confident that as a standalone company, Outdoor Products will be able to sharpen its focus on its business priorities and have resources, management team and capital allocation priorities tailored to its distinctive strategic goals.

•	In other words, there are no significant changes for our Outdoor Products team members regarding what to expect since we announced our intent to separate the businesses in May 2022.

17.	What should I tell customers or suppliers who ask me about this?

•	Remind customer and suppliers that it remains business as usual and there are no changes in how we work together.

•	Contracts with our valued suppliers and partners remain the same.

•	We will continue to deliver the same innovative, quality products and customer service that our customers and suppliers expect from us.

Customers/Vendors

18.	How will this impact me/customers going forward?

•	This announcement does not change how we do business with our customers.

•	We will continue to operate as usual through the closing of the transaction.

•	Your contracts and contacts remain the same, and we will continue to provide you with the same quality service and products as we always have.

19.	Will the separation impact pricing, existing contracts or those under negotiation?

•	This announcement does not change how we do business with our customers.

•	Your contracts and contacts remain the same, and we will continue to provide you with the same quality service and products as we always have.

20.	Who is my point of contact going forward?

•	Your point of contact remains the same.

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We will continue to operate as usual through the closing of the transaction, which we expect to be in the calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor Inc. (“Vista Outdoor”), Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available.